Constellation Acquisition Corp I

181 Westchester Avenue

Suite 407A

Port Chester, NY 10573

January 25, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mr. Mark Wojciechowski

Mr. John Cannarella

Mr. Kevin Dougherty

Ms. Laura Nicholson

Re:	Constellation Acquisition Corp I Registration Statement on Form S-1(File No. 333-251974)

Dear Mr. Mark Wojciechowski, Mr. John Cannarella, Mr. Kevin Dougherty and Ms. Laura Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 26, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Constellation Acquisition Corp I

By:	/s/ Klaus Kleinfeld
	Name:	Klaus Kleinfeld
	Title:	Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP